UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Huazhu Group Limited

(Name of Issuer)

Ordinary Shares, $.0001 par value; ADSs, representing 1 ordinary shares per ADS

(Title of Class of Securities)

G2118 103; 16949N109

(CUSIP Number)

Besma Boumaza

Group General Counsel

Accor SA

82, rue Henri Farman

CS20077

92445 Issy-les-Moulineaux

France

+33 (14) 538 8668

Copies to:

Toni York

Senior Vice President Corporate Finance

AAPC Singapore Pte Ltd

1 Wallich Street, #17-01

Guoco Tower

Singapore 078881

+65 6408 8888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Accor
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,563,167 ordinary shares
	8	Shared Voting Power 0 shares
	9	Sole Dispositive Power 10,563,167 ordinary shares
	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,563,167 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). AAPC Hong Kong Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,563,167 ordinary shares
	8	Shared Voting Power 0 shares
	9	Sole Dispositive Power 10,563,167 ordinary shares
	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,563,167 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person (See Instructions) CO

Schedule 13D

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2016, as amended by the Schedule 13D/A filed with the SEC on March 8, 2018 and as further amended by the Schedule 13D/A filed with the SEC on December 9, 2019 (as amended, the “Schedule 13D”), with respect to ordinary shares, par value $0.0001 per share, and ADSs, representing one ordinary share per ADS of Huazhu Group Limited, a company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

No modification.

Item 3.	Source and Amount of Funds or Other Consideration.

No modification.

Item 4.	Purpose of Transaction.

This Amendment amends Item 4 of the Schedule 13D to include the following after the final paragraph thereof:

On February 16, 2021, AAPC sold 4,980,000 ADSs of the Company in an on the market transaction at a price of $58.07 per share for total proceeds of approximately $289.2 million.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends Item 5 of the Schedule 13D to include the following after the final paragraph thereof:

As a result of additional issuances of ordinary shares by the Company to persons other than the Reporting Persons and the transaction described herein, the Reporting Persons ceased to be beneficial owners of more than five percent of the ordinary shares of the Company. Accordingly, this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

No modification.

Item 7.	Material to be Filed as Exhibits.

No modification.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 19th day of February 2021
Accor

By:	/s/ Besma Boumaza
Name: Besma Boumaza
Position: Group General Counsel

AAPC Hong Kong Limited

By:	/s/ Gary Rosen
Name: Gary Rosen
Position: Director

Schedule 1

Directors and Executive Officers of Accor and AAPC

Entity	Name	Present Principal Occupation	Business Address	Citizenship
Accor
	Sébastien Bazin	Chairman and Chief Executive Officer	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French

	Iliane Dumas	Employee Representative Director — Project Officer	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French

	Sophie Gasperment	Independent Director	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French

	Iris Knobloch	Chairman of Warner Bros. Entertainment France	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	German

	Nicolas Sarkozy	Former French President of the Republic	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French

	Aziz Aluthman Fakhroo	Director of Public Budget Department within the Ministry of Finance of Qatar	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French

	Qionger Jiang	Chief Executive Officer and Artistic Director of Shang Xia	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	Chinese

	Isabelle Simon	Group Secretary & General Counsel of Thales	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French

	Sarmad Zok	Chairman & Chief Executive Officer of Kingdom Hotel Investment and Director of Kingdom Holding Company	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	British

	Sheikh Nawaf Bin Jassim Bin Jabor Al-Thani	Chief Executive Officer of Katara Hospitality	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	Qatari

	Bruno Pavlovsky	Fashion President of Chanel	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French

	Christine Serre	Employee Representative Director	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	Belgian

Entity	Name	Present Principal Occupation	Business Address	Citizenship
AAPC
	Wai Chin Chen	CFO — Greater China	2F, Tower C The PLACE No. 150 Zunyi Road Shanghai 200051 PRC	Malaysian

	Gary Rosen	CEO—Greater China	2F, Tower C The PLACE No. 150 Zunyi Road Shanghai 200051 PRC	United States of America

	Kan Yin Kenneth Wong	Chief Commercial Office—Greater China	2F, Tower C The PLACE No. 150 Zunyi Road Shanghai 200051 PRC	Hong Kong SAR